Exhibit 99.5

SUPPLEMENTAL FINANCIAL INFORMATION

EIGHT YEAR FINANCIAL HIGHLIGHTS
(In thousands of dollars, except earnings per share amounts)

	2005	2004	2003	2002	2001	2000	1999	1998

Gross premiums written	$1,894,660	$2,001,806	$ 1,887,214	$1,352,962	$ 687,976	$ 432,953	$ 342,304	$275,909
Net premiums earned	1,791,943	1,778,374	1,711,909	1,106,568	563,698	363,567	299,877	212,158
Underwriting profit (loss)	49,789	39,417	(27,229)	1,663	4,932	(3,555)	(7,712)	12,862
Investment income	93,035	74,266	56,226	41,298	33,940	30,013	25,439	20,875
Net realized gains	38,239	20,392	41,466	10,353	7,801	7,032	639	4,477
Net income	135,008	101,014	60,877	50,644	29,018	18,496	9,152	20,910
Shareholders’ equity	804,715	666,501	553,343	390,896	336,789	182,356	167,041	163,794
Total Assets	3,795,194	3,519,392	2,849,636	1,903,338	1,115,900	784,972	739,620	663,376
Retained earnings	460,050	334,468	233,454	172,577	121,933	92,915	74,419	65,267

Key indicators*
NPW to Statutory Surplus ratio	1.9	2.2	2.9	3.1	2.2	2.5	2.0	1.5
Interest Coverage ratio	7.2	6.7	5.2	7.6	7.1	4.9	2.8	3.5
Debt to Capitalization ratio	23%	25%	22%	28%	21%	35%	39%	46%

Claims ratio (%)
Company	68.3%	70.9%	74.5%	71.4%	70.6%	68.9%	68.4%	61.6%
Industry - Canadian	61.5%	62.1%	69.0%	74.5%	78.0%	74.6%	73.6%	73.7%

Expense ratio (%)
Company	28.9%	26.9%	27.1%	28.4%	28.5%	32.1%	34.2%	32.3%
Industry - Canadian	29.7%	28.2%	30.2%	31.2%	33.4%	33.8%	33.3%	33.8%

Combined ratio (%)
Company	97.2%	97.8%	101.6%	99.8%	99.1%	101.0%	102.6%	93.9%
Industry - Canadian	91.2%	90.3%	99.2%	105.7%	111.4%	108.4%	106.9%	107.5%

Return on equity (%)
Company	18.4%	16.6%	12.9%	13.9%	13.3%	10.6%	5.5%	13.4%
Industry - Canadian	16.9%	20.4%	12.2%	2.1%	2.0%	6.5%	6.7%	7.3%

Investment Yield (%)
Total return yield**	3.2%	4.9%	6.9%	6.2%	7.6%	10.7%	2.5%	7.5%
Total realized return	4.7%	4.0%	5.7%	4.9%	6.4%	7.4%	5.8%	7.9%

Shareholders’ equity per share
At year end	$ 14.25	$ 11.86	$ 9.91	$ 8.01	$ 6.92	$ 5.35	$ 4.91	$ 4.56
Annual increase	20.2%	19.7%	23.7%	15.8%	29.3%	9.0%	7.7%	9.4%

Earnings per share
Basic	$ 2.39	$ 1.80	$ 1.16	$ 1.04	$ 0.78	$ 0.54	$ 0.26	$ 0.58
Diluted	$ 2.37	$ 1.79	$ 1.15	$ 1.02	$ 0.77	$ 0.54	$ 0.26	$ 0.57

Weighed average number of shares outstanding
Basic***	56,423	56,124	52,307	48,743	37,202	33,985	35,595	35,904
Diluted***	56,963	56,549	52,771	49,427	37,856	34,341	35,716	36,443

All financial information relating to the insurance industry for the years 1998 to 2004 was obtained from IAO Actuarial Consulting Services. Inc., The Quarterly Report, 3rd Quarter, 2005. Information for the 2005 year was obtained from The Office of the Superintendent of Financial Institutions Canada, Financial Data – Property & Casualty Insurance Companies.

* Calculated using Canadian dollars.

** Total return yield includes the change in unrealized gains/(losses) on the investment portfolio.

*** In thousands, after giving retroactive effect to the two for one share subdivision on May 8, 1998.